EXHIBIT 12.1

THE WET SEAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002
EARNINGS:
(Loss) income from continuing operations before income taxes	$(29,209)	$(163,825)	$(60,281)	$12,444	$51,759
Fixed charges	54,756	24,418	22,673	21,317	20,790
Accretion of non-cash dividends on convertible preferred stock	(23,317)	—	—	—	—

Total earnings	$2,230	$(139,407)	$(37,608)	$33,761	$72,549

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$15,168	$2,557	$—	$—	$—
Estimated interest expense included in minimum gross rent(4)	16,271	21,861	22,673	21,317	20,790
Accretion of non-cash dividends on convertible preferred stock	23,317	—	—	—	—

Total fixed charges	$54,756	$24,418	$22,673	$21,317	$20,790

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	— (2)	— (3)	1.58	3.49

(1)	Earnings were insufficient to cover fixed charges by $52.5 million.

(2)	Earnings were insufficient to cover fixed charges by $163.8 million.

(3)	Earnings were insufficient to cover fixed charges by $60.3 million.

(4)	Interest component is estimated to be one-third of minimum gross rent.